SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 10)

DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01, per share
(Title of Class of Securities)

Y2109Q101
(CUSIP Number)

George Economou 80 Kifissias Avenue Amaroussion 15125 Athens, Greece 011 30-210-8090570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

58,003,832 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

58,003,832 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,003,832 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 58,003,832 common shares ("Common Shares") of DryShips Inc. (the "Company") consisting of:

(i) 10,944,910 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), 14,500,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana") and 254,512 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill");

(ii) 963,667 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx") and 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants that are also owned by Sphinx, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable at an exercise price of $30 per Common Share and (b) expire on April 7, 2014; and

(iii) 14,524,969 Common Shares that are issuable upon the conversion of 20,749,956 shares of Series A Convertible Preferred Stock of the Company and 13,315,774 Common Shares that were issued upon the mandatory conversion of 16,977,612 shares of Series A Convertible Preferred Stock that are owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation that is wholly-owned by the Foundation ("Entrepreneurial Spirit Holdings") in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement, dated July 9, 2009, by and between the Company and Entrepreneurial Spirit Holdings and the sellers named therein (the "Securities Purchase Agreement") and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company ("Certificate of Designations").  The number of Common Shares listed above as issuable upon the conversion of Series A Convertible Preferred Stock of the Company is calculated based on the optional conversion ratio of 1:0.7 contained in the Certificate of Designations.

The warrants referenced in (ii) above are included in Exhibit 3 to the Schedule 13D/A that was filed with the Securities and Exchange Commission (the "Commission") on April 9, 2010 and the Securities Purchase Agreement and the Certificate of Designations referenced in (iii) above was included in the Company's Form 6-K that was filed with the Commission on July 14, 2009.

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,944,910

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,944,910

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,944,910

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,463,667 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,463,667 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,463,667 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON

CO

(2) As mentioned above, these Common Shares consist of: (i) 963,667 Common Shares, and (ii) 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable at an exercise price of $30 per Common Share and (b) expire on April 7, 2014.

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

254,512

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

254,512

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

254,512

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,840,743 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,840,743 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,840,743 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON

CO

(3) As mentioned above, these 27,840,743 Common Shares consisting of 14,524,969 Common Shares that are issuable upon the conversion of 20,749,956 shares of Series A Convertible Preferred Stock of the Company and 13,315,774 Common Shares that were issued upon the mandatory conversion of 16,977,612 shares of Series A Convertible Preferred Stock, are owned by Entrepreneurial Spirit Holdings in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement and the Certificate of Designations.  The number of Common Shares listed above as issuable upon the conversion of Series A Convertible Preferred Stock of the Company is calculated based on the optional conversion ratio of 1:0.7 contained in the Certificate of Designations.

CUSIP No.	Y2109Q101

The purpose of this Amendment No. 10 to the Schedule 13D is to report the change in beneficial ownership by certain Reporting Persons as a result of (i) the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock held by Entrepreneurial Spirit Holdings into 6,657,887 Common Shares and (ii) the related issuance of 419,149 shares of Series A Convertible Preferred Stock as payment of the annual preferred share dividend of 6.75% that accrued quarterly since January 1, 2011, pursuant to the Securities Purchase Agreement and Certificate of Designations. As of the date hereof, no Common Shares were acquired by the persons enumerated in Item 2 that have not been previously reported.

Item 1. Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on February 14, 2011.

Item 2. Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on February 14, 2011.

Item 3. Source and Amount of Funds or Other Consideration.

No additional consideration was paid for the 6,657,887 Common Shares that were issued to Entrepreneurial Spirit Holdings upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock.

No additional consideration was paid for the 419,149 shares of Series A Convertible Preferred Stock that were issued to Entrepreneurial Spirit Holdings as payment of the annual preferred share dividend.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on February 14, 2011.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis.

Mr. George Economou, one of the Reporting Persons, serves as the Chairman and Chief Executive officer of the Issuer.  As Chairman and Chief Executive Officer, Mr. Economou may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)  According to American Stock Transfer & Trust Company, the Issuer's transfer agent, there were 399,136,033 Common Shares issued and outstanding as of April 12, 2011 (giving effect to the transactions covered in this Schedule 13D). Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

Mr. Economou may be deemed to beneficially own 58,003,832 Common Shares representing approximately 13.9% of the total outstanding Common Shares. This percentage ownership is based on 417,161,002 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 399,136,033 Common Shares outstanding, (ii) 14,524,969 Common Shares related to the potential conversion of the 20,749,956 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings and (iii) 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 58,003,832 Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 58,003,832 Shares.

Elios may be deemed to beneficially own 10,944,910 Common Shares representing 2.7% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,944,910 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 10,944,910 Common Shares.

Fabiana may be deemed to beneficially own 14,500,000 Common Shares representing 3.6% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 14,500,000 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 14,500,000 Common Shares.

Sphinx may be deemed to beneficially own 4,463,667 Common Shares representing 1.1% of the total outstanding Common Shares. This percentage ownership is based on 402,636,033 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 399,136,033 Common Shares outstanding and (ii) 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,463,667 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 4,463,667 Common Shares.

Goodwill may be deemed to beneficially own 254,512 Common Shares representing 0.1% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 254,512 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 254,512 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 27,840,743 Common Shares representing 6.7% of the total outstanding Common Shares. This percentage ownership is based on 413,661,002 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 399,136,033 Common Shares outstanding and (ii) 14,524,969 Common Shares related to the potential conversion of the 20,749,956 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 27,840,743 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 27,840,743 Common Shares.

(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Securities Purchase Agreement and the Certificate of Designations on April 12, 2011 Entrepreneurial Spirit Holdings was issued (i) 6,657,887 Common Shares upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock at a conversion price of $6.834 and (ii) an additional 419,149 shares of Series A Convertible Preferred Stock as payment of the annual preferred share dividend of 6.75% that accrued quarterly since January 1, 2011.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on February 14, 2011.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2011

/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

____________

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: April 15, 2011

/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SK 23113 0002 1186919 v2